Exhibit 99.2

Imperial Tobacco Group PLC

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b), a disclosure made pursuant to Companies Act 1985 Section 324 as extended by Section 328.

Gareth Davis, Robert Dyrbus, Graham Blashill, Alison Cooper, David Cresswell, Matthew Phillips and Kathryn Turner (together, “the Directors and PDMRs”).

Imperial Tobacco Group PLC was today advised that the Trustees of the Company’s Employee and Executive Benefit Trust (“the Trust”) disposed of ordinary shares of 10p each in the Company as detailed below and the Directors and PDMRs being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Disposed of	Number Disposed of

6 December 2007	109,148

The above disposal was the result of the Trust transferring ordinary shares of 10p each in the Company to seven participant Directors and PDMRs in the Company’s Long Term Incentive Plan (“the LTIP”) following the exercise of options granted on 9 November 2007 upon the satisfaction of the performance conditions.

These shares were previously contingent rights for each Director and PDMR.

Name	Number of options exercised and shares acquired

Directors
Gareth Davis	39,014
Robert Dyrbus	24,754
Graham Blashill	7,892
Alison Cooper	8,968
David Cresswell	17,758

PDMRs
Matthew Phillips	2,152
Kathryn Turner	8,610

As a result of the above, the Trust now holds a total of 1,010,464  ordinary shares of 10p each in the Company.

Imperial Tobacco Group PLC was today also advised that the following Directors and PDMRs sold ordinary shares of 10p each in the Company principally, with the exception of David Cresswell who, as previously announced, is retiring from the Company on 31 December 2007, in order to satisfy their income tax and national insurance liabilities arising on the exercise of options under the LTIP as detailed above.

The respective sales are detailed below: -

Name	Date sold	Price per share (pounds sterling)	Number Sold
Gareth Davis	6 December 2007	2616.96	21,740
Robert Dyrbus	6 December 2007	2616.96	12,944
Graham Blashill	6 December 2007	2616.96	4,476
Alison Cooper	6 December 2007	2616.96	3,677
David Cresswell	6 December 2007	2616.96	17,758
Matthew Phillips	6 December 2007	2616.96	888
Kathryn Turner	6 December 2007	2616.96	5,531

The Directors’ holdings of ordinary shares as at today’s date are set out below: -

Name	Holding at 6 December 2007	Holding at 30 September 2007
Gareth Davis	385,000	367,726
Robert Dyrbus	249,000	237,190
Graham Blashill	95,000	91,584
Alison Cooper	63,272	57,981
David Cresswell	102,120	102,120

Copies of our announcements are available on our website www.imperial-tobacco.com.

Trevor Williams

Deputy Company Secretary